Exhibit 99.1

We would like to note investors that after the announcement of our unaudited fourth quarter and full year 2022 financial results on March 7, 2023, as we continued to experience a decline in the demand for our Bitcoin mining machines amidst continued Bitcoin price fluctuation, we had to offer additional discounts in our A12 machine series in late March 2023, which in turn led to a further write-down to our inventories and related prepayments based on the most recent subsequent selling price, compared to the inventories write-down we had recorded based on the earlier selling price level.

As such, we recorded inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments of RMB629.4 million in 2022. The effects of the restatement: (i) increased cost of revenues for the three months ended December 31, 2022 from RMB622.8 million to RMB823.0 million, and cost of revenues for the year ended December 31, 2022 from RMB2,631.0 million to RMB2,831.1 million, (ii) increased net loss for the three months ended December 31, 2022 from RMB438.3 million to RMB610.2 million, and decreased net income for the year ended December 31, 2022 from RMB658.2 million to RMB486.3 million, (iii) decreased inventories as of December 31, 2022 from RMB1,512.1 million to RMB1,474.0 million, (iv) increased deferred tax assets as of December 31, 2022 from RMB123.2 million to RMB151.4 million, and (v) increased accrued liabilities and other current liabilities as of December 31, 2022 from RMB260.9 million to RMB336.7 million.